SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Woori Finance Holdings Co., Ltd.
(Translation of registrant’s name into English)
203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

Report regarding the addition of Woori Asia Investment Advisory Co., Ltd. (Beijing) as a
second-tier subsidiary of Woori Finance Holdings Co., Ltd.
Woori Investment & Securities Co., Ltd., a subsidiary of Woori Finance Holdings Co., Ltd., added Woori Asia Investment Advisory Co., Ltd. (Beijing) as its wholly-owned subsidiary on January 14, 2011.
Key details regarding the newly added second-tier subsidiary:
•	Name of company: Woori Asia Investment Advisory Co., Ltd. (Beijing)

•	Financial status as of January 14, 2011 :
(unit: millions of Korean Won)

Total assets	3,392.2	Total stockholders’ equity	3,392.2(*)
Total liabilities	-	Capital stock	3,392.2
* Represents US$3,050,000, translated using the US$/Won exchange rate in effect on January 14, 2011 (US$1.00 = Won 1,112.2).
•	Primary business: Advisory services related to initial public offering investments, mergers and acquisitions and corporate restructuring.

•	Woori Asia Investment Advisory Co., Ltd. (Beijing) is a wholly-owned subsidiary of Woori Investment & Securities Co., Ltd. and is an investment advisory company established in Beijing, China.

•	Number of all subsidiaries of Woori Finance Holdings after addition: 56

•	Date of addition as a subsidiary: January 14, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)
Date: January 14, 2011	By:	/s/ Woo Seok Seong (Signature)
		Name:	Woo Seok Seong
		Title:	General Manager